Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: March 22, 2021

DD#11: $FUSE/MoneyLion part IV: Transcript of Interview with Dee Choubey CEO, Crypto Exposure, and PT$25

Reddit

By: Canadian2020

March 19, 2021

Available at: DD#11: $FUSE/MoneyLion part IV: Transcript of Interview with Dee Choubey CEO, Crypto Exposure, and PT$25 : SPACs (reddit.com)

DD#11: $FUSE/MoneyLion part IV: Transcript of Interview with Dee Choubey CEO, Crypto Exposure, and PT$25

DD

Disclosure: 60K warrants

Disclaimer: I am not a financial advisor. Do your own due diligence. These are my opinions.

#TLDR

MoneyLion will become a fintech hub on your mobile phone and direct competitor to Square ($SQ) [$247.46] and Sofi ($IPOE) [$19.15]. Based on 2022-2023[E] a fair valuation of $25-30 by end of year. With BTC trading close to 60K this is an excellent fintech play backed by a solid team. Expecting some announcements regarding their crypto rewards program in the near future.

Part 1: Transcript of interview with Dee Choubey, CEO MoneyLion ($FUSE), for r/SPACs

Canadian2020: [00:00:03] Hey, how are you? Long time, no chat. It must have been exciting few weeks for you. [00:00:14][11.1]

Dee Choubey: [00:00:15] Yeah. Look, I mean, we're always exciting. [00:00:18][2.8]

Canadian2020: [00:01:09] This Is Canadian2020 from r/SPACs chatting live with Dee Choubey. How are things going? [00:01:09][0.2]

Dee Choubey: [00:01:30] Things are going really well. I mean, I think, you know, our business continues to perform really well. We are continuing to see all the trends that we saw in 2020 continue to accelerate. And from our perspective, really just sticking to our mission, continuing to execute on our product roadmap, on our execution plan. Everybody at the company is just coalescing around that. And we are off to the races here in 2021 for sure. [00:02:03][32.9]

Canadian2020: [00:02:03] What trends are you talking about? [00:02:05][1.3]

Dee Choubey: [00:02:06] Yeah, look, I think I think as we've said in our investor presentation, that we filed almost a month ago, now that, you know, our where we're attacking what we believe is an inefficient industry. There's billions of dollars of public bank market cap that are supported by overdraft fees, ATM fees etc and we are taking a pretty concerted strategy to attack that with technology. So our strategy has always been to serve hard working Americans. You know, people that are unhappily banked. One hundred plus million Americans are unhappily banks. They're not necessarily unbanked or unbanked, but unhappily banks. And that's because the incumbent institutions are taking a one size fits all approach and we're seeing an acceleration in digital trends. People want our products. We're seeing great product market fit value proposition, the ability to open a digital bank account in minutes and then get an instant cash products to set up their auto investing for the future and also to kind of engage in all parts of their financial lives for a platform that's accelerating and that's resonating. And we're continuing to see the same efficient payback periods on our taxes where we're continuing to see an acceleration in the user base. And that is giving us confidence that our business model is a very sound one and the growth rate of the contribution, profit margin outcomes of having a great product here. [00:03:34][87.7]

Canadian2020: [00:03:36] That is awesome, you know, from my research and looking at other fintech, which have been closely following for the past 10 months, indicates, like you mentioned, a hundred million Americans who have unfavorable banking situations. [00:03:50][14.2]

Dee Choubey: [00:04:24] Yeah. And look, our mission is to create financial access, but our bold vision is to create a destination. Right. We want our customers actually to feel really happy and positive about spending 60, 90, or 120 seconds with us daily. But we don't most Americans are stressed by their financial lives. They don't want to look at their financial performance because it gives them more stress. We're trying to build a product where it's not just about finance, but it's about how do I live a better life. Right. And what you'll see this year will be spending even more resources on MoneyLife. You'll see us partnering with Leading Influencers will be a video first community, first approach. So we are executing on not only giving low friction, high conversion financial accounts, but then also advice on what to actually do with the next dollar that's coming into your wallet. [00:05:19][55.3]

Canadian2020: [00:05:21] That is awesome. Tell me more about the crypto aspect again. I think you guys are going to have a digital a crypto wallet soon, right? [00:05:29][7.7]

Dee Choubey: [00:05:30] Yeah. So, look, I mean, I think it is when we started the business in 2013, you know, my background was from financial services, but my other two co-founders, one was a machine learning specialist. He's been working on artificial intelligence and machine learning since the 90s. He was actually my T.A. at Purdue University. I go out and, you know, the fact of the matter is, is that when we started the business in 2013, the whole idea was to create one piece of software that was part digital bank, part lender, and part advisor. And on the back end, our platform of micro services are as advanced as any other. You can look at Europe, China, the US, our payments, our money movement is based on instant decisioning, instant risk models running our proprietary software. Our cross-selling modules are built on our own platform. If you think about sort of customer service, we're taking the best elements from how Uber, Lyft, and DoorDash.We're building all of that into this in a similar way into banking. [00:06:39][69.4]

Dee Choubey: [00:06:40] So it's natural how know we've built our platform to ultimately continue the progression. So our product layer today is interoperable. So we start with the cash advance products, robo advisor. You know, we partner with Wilshire Investment management firm, of Global X, to provide one of the best robo advisors for our customers.

Now, remember, when you're starting off with a thousand, five thousand or ten thousand dollars of investable assets, the book says to do that in a managed way. And we have one of the best robo advisors in the industry today, and all of it is seamlessly integrated into digital banking so you can move money from one to the other back and forth instantly without friction. So as we think about crypto and I appreciate the question, you know, the way we thought about the problem was that 86% of Americans have never actually touched the digital asset. So the the growth that we expect in digital asset adoption, we're not even in the third inning yet. I think there's going to be a massive expansion in the number of Americans that interact with digital currencies. Now, there's also lots of trepidation in dealing with digital assets. There's volatility, there's liquidity issues, there's different price discovery and different exchanges. And as you think about our mission, which is to create financial access, if we come back to it, of course, we're going to want to educate our customers, our customer segment, our customer base, on how to think about digital assets, how to think about the volatility, how to learn about it, how how it fits into the overall equation. So you're absolutely right, because it's part of our mission. We want to make it very accessible. You'll see us launch a crypto capability where our digital bank customers will be able to round up into crypto assets. They'll be able to earn rewards into crypto assets. And we're actively working on it. We believe, not only for us, but for the industry. That's the future. A lot of the governments as well globally are talking about their fiat currencies, having a digital component to it. We feel that this is a growth area for us, but importantly, it ties to our mission of creating financial access and sure, to execute down down that path. [00:09:07][147.1]

Canadian2020: [00:09:09] That is true, like some money managers out there indicate that Americans should have at least one percent of their portfolio in crypto. So any any platform that can help Americans have more access and more education and crypto, that would be great. How is the education component going to be provided through the app? How does that work? [00:09:28][19.9]

Dee Choubey: [00:09:30] Yeah, look, I mean, this is the investment and the content that we have, right? So if you go to MoneyLion.com/Learn, you'll see that Moneylife, our blog to educate consumers around multiple inflection points. We have lots of content and education around managing your payroll. You know, our digital bank allows our customers to get paid at two days early. Our InstaCash product allows consumers to bring up two hundred and fifty to five hundred dollars from the next period to use today. And those are all very high velocity products that could be used at different parts of the year.

Our big thesis is that every American household goes through a time of excess where they make more than they spend, and then they go through a time of need where they need what they may have a liability or an income shock that they need to bear in. Each one of those inflection points has a different, different approach to it. And through our platform, we have now interacted with millions of Americans and through the power of the data, the community, we can now come back and educate consumers that, hey, people like you usually do this when their dishwasher breaks and they need to fix it instantly. You know, one of the things that we see is that in America, a lot of people think about their financial lives. In some ways, they think about banking, insurance, lending, investing in different swim lanes. But with the power of technology, we can actually break down those barriers and allow our consumers and members to really collateralize their good behavior to to to think across those swim lanes in one holistic way. [00:11:16][105.5]

Canadian2020: [00:11:17] Looking from a bird's eye view, do you think that we are behind in the fintech space in the United States compared to Europe, Asia and the rest of the world? [00:11:21][4.1]

Dee Choubey: [00:11:31] Yeah, you know, like I mean, I think there is a business model of inertia in the United States, right? When we say the billions of dollars of public bank market cap are supported by the business model of inertia, it's overdraft fees and asset fees, ATM fees, commission fees. And because our financial services are so advanced and they've evolved so much, those fee pools are generally protected. Whereas in other economies that are just newly accelerating their technological advancements, some of those inefficiencies can be avoided. So I think that's the big difference here, is that when you grow such big fee pools, there's a lot of a lot of people trying to protect that. Our job now is to create mutual benefit, right. Where we bring down the risk premium for accessing American financial services and we generate mutual benefit for the end user. That's the promise of fintech. That's the promise of technology. And that we're trying to play a small part in that. [00:12:29][57.5]

Canadian2020: [00:12:31] With multple new players in the fintech space like SoFi, eToro, etc - how does MoneyLion differentiate? How are you different from what TD offers? [00:12:31][0.0]

Dee Choubey: [00:12:43] Yeah, look, I mean, I always go back to what I say is we are first a technology company, right? We've built all of our technology in-house. We are a data science company. We see an incredible amount of data on consumers. And then we marry technology and data science to create bespoke experiences for our members. A lot of the incumbent institutions will have a one size fits all approach. We are actually able to customize the experience for the customer down to the account level, and that'll continue to differentiate us from a strategy perspective. We're constantly innovating our offering. We're always thinking two years and five years ahead to see where we're customer preferences and desires will be. And we're building towards that. So this is an incredibly innovative team here. It's an incredibly innovative product roadmap that we continue to kind of redefine even how we look a year from now. So all of that together, we believe differentiates us significantly. It's not a winner takes all approach and our strategy yields the outcome. The end outcome is a high growth tech platform with high contribution profit margins. So we're different than financial institutions in that way. And it's all incumbent on the way we've positioned our technology and our growth strategy. [00:14:00][77.2]

Canadian2020: [00:14:01] How do you feel covid-19 has impacted your timeline and roadmap? [00:14:07][5.4]

Dee Choubey: [00:14:10] Look, I mean, the pandemic covid accelerated the adoption of products like MoneyLion and now with reopening, we don't see those habits changing. In fact, we're actually correlated to spending and there's a reason for that. We've taken a contrarian approach where instead of solving one specific pain point for consumers, we've actually built a platform. The digital bank has interoperability with a robo adviser, with the ability to spend, with the ability to borrow, with the ability to earn the rewards in crypto. And products like Pay Later, Buy Now, which is coming into MoneyLion as well this year. Plus, crypto will all be levered to the reopening of the economy here as well. So, again, that diversity of revenue stream positions as well as the two to grow during covid and then, of course, coming out of Covid to continue that growth rate. [00:15:05][54.7]

Canadian2020: [00:15:07] Great. Good to see MoneyLion coming out stronger during the pandemic. unfortunately, a lot of other businesses have not. But overall, it looks like things are improving. And as someone who is in medicine, I can see us in a much better place in six months as we fully vaccinate the American population. And I can see us starting to actually donate vaccines to our partners in Europe, North America and the rest of the world. So for sure, we're going to be going back to a period where we're going to have a booming time, hopefully in the next year. Well, thank you so much, Dee! We really appreciate your time and sharing your thoughts with r/SPACs. Hope to continue this discussion down the road. [00:15:47][39.4]

[793.4]

Part 2: Background on $FUSE/MoneyLion

Please see my previous $FUSE DD’s:

Update #3 - https://www.reddit.com/r/SPACs/comments/lnpmb0/dd11_fusemoneylion_part_iii_pt_25_valuation/

Update #2 -

https://www.reddit.com/r/SPACs/comments/kjidcj/dd5_on_fuse_fusion_acquisition_corp_excellent/

Part 3: Summary

Figure 1. Looking at revenue multiples and comparing to directly to competitors $SQ and $IPOE $FUSE/MoneyLion can be fairly valued between $25-$30.

$FUSE is selling at a discount now due to sector rotation away from growth stocks, fears of rising interest rates, and other micro issues.With the recent Federal Reserve Meeting on March 17-18 2021 those fears have been put to aside. No increase in interest rate expected into 2023.

As such, I expect sector rotation back into growth stocks and SPACS. $FUSE will be trading at $25 or higher within this year as per professional analysts. Furthermore, I expect warrants will trade close to $10 or even as high as 14 prior to being called.

Part 4: References

1.https://www.reddit.com/r/SPACs/comments/kjidcj/dd5_on_fuse_fusion_acquisition_corp_excellent/

2.https://www.reddit.com/r/SPACs/comments/l7hxc4/dd10fuse_fusion_acquisition_corp_part_ii/

3.https://www.reddit.com/r/SPACs/comments/ll55wu/moneylion_aint_trash_and_its_on_an_inflection/?utm_source=share&utm_medium=ios_app&utm_name=iossmf

4. https://sec.report/Document/0001213900-21-008695/

5.https://sec.report/Document/0001213900-20-015745/

6. https://www.spacresearch.com/underwriter/detail?name=Citigroup

7.https://www.fusionacq.com/

8.https://spactrack.net/activespacs/

9.https://www.investopedia.com/what-is-moneylion-and-how-does-it-make-money-4584503

10.https://www.forbes.com/sites/donnafuscaldo/2019/07/23/moneylion-raises-160-million-at-a-valuation-nearing-1-billion/?sh=1229ee24a527

11.https://bankautomationnews.com/allposts/lending/the-netflix-of-finance-how-moneylion-is-evolving-its-subscription-offering/?amp=1

12.https://www.youtube.com/watch?v=SXJyUqMhx78

13. https://www.federalreserve.gov/newsevents/calendar.htm

14.https://www.forbes.com/sites/leeorshimron/2021/03/01/coinbase-kraken-gemini-and-other-crypto-exchanges-must-embrace-defi-to-capture-growth/?sh=1b274d242fe9

Part 5: Previous DD

Part 8: Previous DD ( $SBE, $CCIV, $FUSE, $GSAH, $FGNA, $LATN, $SHLL, and $VLDR)

First to bring you targets of $CCIV, $FUSE, $FGNA, and $LATN. Consistent 20% profits on those who followed my entry PT and exit PT’s Still stand by all my DD and addendums.

DD#1 https://www.reddit.com/r/SPACs/comments/hn1qio/dd_on_shll_and_shllw/

DD#2 https://www.reddit.com/r/SPACs/comments/ihy9xe/dd_on_shll_and_shllwt_part_two/

DD#3 https://www.reddit.com/r/SPACs/comments/iydwnc/dd_on_shll_graf_and_sbe_part_three/

DD#4 https://www.reddit.com/r/SPACs/comments/k14qd3/dd_4_on_gix_uph/

DD#5https://www.reddit.com/r/SPACs/comments/kjidcj/dd5_on_fuse_fusion_acquisition_corp_excellent/

DD#6https://www.reddit.com/r/SPACs/comments/kmq7kk/dd6_latn_union_acquisition_corp_ii_latin_based/

DD#7https://www.reddit.com/r/SPACs/comments/kt5yc1/dd7_on_gsah_ii_goldman_sachs_acquisition_holdings/

DD#8https://www.reddit.com/r/SPACs/comments/kvhd0i/dd7_on_cciv_churchill_capital_corp_iv_lucid/

DD#9 https://www.reddit.com/r/SPACs/comments/kxzlhd/dd8_on_fgna_fg_new_america_acquisition_corp/

DD#10 https://www.reddit.com/r/SPACs/comments/lindu0/dd11_fgna_part_iii_opfi_overview_and_interview/

DD#11

https://www.reddit.com/r/SPACs/comments/lnpmb0/dd11_fusemoneylion_part_iii_pt_25_valuation/

DD#12

https://www.reddit.com/r/Inovio/comments/lvb954/dd12_ino_covid19_vaccine_35_pt/

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this press release. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.